SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

I
Attached is the English translation of the summary of the payment notice related to the Company’s Variable Rate Series XXI Notes in a principal amount of ARS 17,012,712,873, due 2025.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on March 10, 2025, will start the payment of the third installment of interests related to its Series XXI Notes issued on June 10, 2024.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	March 10, 2025
Number of service to be paid:	Third installment of interests
Period comprised by the payment:	December 10, 2024 / March 10, 2025
Concept of payment:	Interests (100%)
Payment Currency:	ARS (Argentine Pesos)
Capital Outstanding:	ARS 17,012,712,873
Annual Nominal Interest:	37.7295%
Interest being paid:	ARS 1,498,822,334.62
Capital being paid:	-

 Interests will be paid to the people at whose name the Notes were registered as of March 7, 2025 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 27, 2025